Insider Report for James Bambrick Data courtesy of the System for Electronic Disclosure by Insiders http://www.sedi.ca/

Transactions sorted by	: Insider
Insider family name	: BAMBRICK ( Starts with )
Given name	: JAMES ( Starts with )
Transaction Date	: January 14, 2004 - January 14, 2004
Equity securities	: Common Shares
Issuer derivatives	: Options

Insider name:	Bambrick, James
Legend:

O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning:	The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of	Date of filing	Ownership type	Nature of	Number or	Unit price or	Closing
	transaction	YYYY-MM-DD	(and registered	transaction	value acquired	exercise	balance
	YYYY-MM-DD		holder, if		or disposed of	price
applicable)

Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 8 - Deemed Insider - 6 Months before becoming Insider

Security designation: Common Shares

164234	2004-01-14	2004-01-14	Direct Ownership:	10 - Acquisition or disposition in the public market	-2,000	3.7700	247,300

Transaction ID	Date of	Date of filing	Ownership type	Nature of	Number or	Unit price or	Closing
	transaction	YYYY-MM-DD	(and registered	transaction	value acquired	exercise	balance
	YYYY-MM-DD		holder, if		or disposed of	price
applicable)

164237	2004-01-14	2004-01-14	Direct Ownership:	10 - Acquisition or disposition in the public market	-8,000	3.7600	239,300